Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: March 5, 2012

Dear Team El Paso:

It has been a few weeks since my last communication, so I wanted to share an update with you.

Across every part of our company, Team El Paso is working hard on transition planning processes, with the goal of hitting the ground running when the proposed transaction with Kinder Morgan closes, which we expect to occur in the second quarter. At that time, our Pipeline and Midstream businesses will become part of Kinder Morgan, Inc. and, together, we’ll create the largest natural gas pipeline enterprise in the country, the nation’s largest midstream company, and the fourth largest energy company in North America.

At the same time, our E&P company is moving full steam ahead with transition planning processes of its own following the recent announcement that an agreement has been entered into for its sale. We expect that EP Energy will be well-positioned for future success and growth with the right strategies, the right inventory, the right people, and the right investors.

As you may know, in recent weeks there has been an increasing amount of media coverage regarding our proposed transaction with Kinder Morgan. Before I address this area with you, I felt it was important to focus on why we strongly believe the proposed transaction is the best decision at the best time for our company and for our shareholders.

The proposed transaction with Kinder Morgan is expected to provide our shareholders with a significant premium, as well as the opportunity to participate in the ongoing success of the combined company. What is more, since the acquisition was announced in October, the value to the shareholders of both El Paso and Kinder Morgan has increased significantly. The proposed transaction with Kinder Morgan offers an opportunity that increases our potential for continued growth, success, and value-creation.

It’s important to understand that El Paso’s shareholders will have the opportunity to decide whether they want to approve the proposed transaction, and we are moving forward to provide them with this opportunity. Earlier today, we issued a news release announcing that we intend to adjourn and reconvene our Special Meeting of Stockholders. The meeting, which was scheduled for March 6, 2012, will now take place on March 9, 2012 and El Paso shareholders will have the opportunity to decide whether to approve the proposed transaction at that meeting. We will keep you informed on the results of that vote.

With respect to the proposed transaction with Kinder Morgan, I firmly believe that I’ve acted at all times in a manner consistent with our values of stewardship and integrity, and always conducted myself in the best interests of El Paso, its employees, and its shareholders. In addition, I have a substantial stake in the company and I’ve never sold a share of stock or exercised a stock option. As such, I’ve always viewed my interests as fully aligned with those of El Paso’s shareholders.

Since 2003, we have done a lot to make El Paso a stronger and better company. From significantly enhancing our financial strength and operating our businesses more strategically, efficiently and safely, to completing an $8 billion pipeline growth backlog and building our E&P company into an industry leader with a tremendous inventory of oil development opportunities, we have always done the right thing for the company and for our shareholders. One of the many measures of our success is the more than four-fold increase in our stock price over the past 8-plus years.

In light of what all of Team El Paso has been working so hard to accomplish — exciting new chapters for El Paso Corporation and EP Energy, as well as delivering value to our shareholders — it’s important that we stay safe, continue to do all we can to deliver exceptional performance across our company, and finish strong. To the nearly 5,000 men and women of Team El Paso, as well as the thousands of employees who have been a part of our company over the past 80-plus years, thank you for your commitment.

Talk to you soon.

Doug

Important Additional Information Filed With The SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transactions contemplated by the Merger Agreement, including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012. Post-effective amendments to the Registration Statement were filed on February 27, 2012 and on March 1, 2012.  KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants In The Solicitation

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding KMI’s directors and executive officers is contained in the Information Statement/Proxy Statement/Prospectus and KMI’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2011 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description is available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

Safe Harbor For Forward-Looking Statements

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the EP Energy Sale and the proposed transactions contemplated by the Merger Agreement; the ability to obtain the requisite regulatory and shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent Exchange Act reports filed with the SEC. Except as required by law, KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.